Mail Stop 3561

January 7, 2010

Andrian Burenta
President and Chief Executive Officer
Nature's Call Brands Inc.
2625 Butterfield Rd.
Suite 138S
Oak Brook, IL 60523

> **Re: Nature's Call Brands Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 17, 2009**
> **File No. 333-163077**

Dear Mr. Burenta:

       We have reviewed your letter dated December 17, 2009 in response to our comment letter dated December 10, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Cover Page

1.   We note your disclosure on the cover page and elsewhere in your prospectus that appears to extend the offering period from 180 days to 270 days. However, under the headings "The Offering—Offering Period" on page 6 and "Offering Period and Expiration Date" on page 17, you disclose that the offering period will not exceed 180 days unless extended by your Board of Directors for an additional 90 days. We also note that Section 2 of the form of subscription agreement filed as Exhibit 4.2 to your registration statement provides that offering period will be 180 days unless extended for 90 days by the company. Please revise or advise.

2.   We reviewed your revised disclosure in response to comment three in our letter dated December 10, 2009. Please remove from your prospectus any reference to

how the SEC staff defines "promptly" and include only the Company's own interpretation of a prompt return of funds.

Description of Our Business and Properties, page, 18

Market Overview, page 21

3.   We reviewed your response to comment 11 in our letter dated December 10, 2009 and reissue this comment in part. Please disclose whether qualitative and comparative statements in your prospectus, as well as statements under the headings "Water Treatment Technology Overview" and "How it works" on page 19, are based upon management's belief, industry data, reports, articles, or any other source. If a statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of the belief. Alternatively, if the information is based upon reports or articles, please cite the source in your disclosure and provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material. By way of example only, we note the following statements:

- As a result, an increasing variety of contaminants is regularly being released into water sources, eventually making their way into the drinking water supply;

- Although drinking water quality is monitored to ensure that the required quality standard is met, there is public concern with contaminant leach from water distribution systems;

- Distillation, for instance, provides the purest form of water;

- The market landscape, however, has shifted since the introduction of membrane water treatment products in the home;

- Existing owners of purification systems are continuing to upgrade to higher value versions with specialty features; and

- … but amongst the various residential water treatment products, membrane products are displaying probably [*sic*] promising potential.

Our Business, page 24

Business Model, page 24

4.   We reviewed your revised disclosure under this heading and note that you initially
        expect to generate revenues from the sale of "ready-to-install water treatment
        systems and reverse osmosis systems" and related products. Under the headings
        "Water Treatment Technology Overview" and "How it works" on page 19, you
        describe many water treatment technologies - filtration, reverse osmosis,
        ultraviolet treatment and water softening. It is not clear from your disclosure
        whether "ready-to-install" filtration, ultraviolet or water softening water treatment
        technologies are available and the types of "ready-to-install" systems that you
        plan to sell and distribute. Please revise to clarify those systems that are "ready-
        to-install" that you plan to distribute.

        In addition, your detailed description of water treatment systems that you do not
        plan to sell and distribute could be confusing to investors. If you believe that the
        description of water treatment technologies that you do not plan to sell or
        distribute is material to an understanding of your business, in your disclosure
        describing those water treatment technologies, please revise to clarify that you do
        not plan to sell or distribute them and explain why it is relevant to an investor to
        understand these technologies.

Plan of Operations, page 24

Phase I – Creating Portfolio of Water Treatment Systems, page 24

5.   In the last paragraph under this heading, you disclose that you plan to complete
        Phase I of your plan within five months of the date of the prospectus. Please tell
        us whether you have funds sufficient to complete Phase I if the minimum number
        of shares have not been sold within five months. If not, please revise this
        disclosure accordingly and make any necessary revisions to your disclosure
        regarding Phase II as well.

Executive Compensation, page 30

6.   We note that you recorded compensation expense for services performed by your
        CEO and another director of the Company, but not for the CFO. Please tell us
        whether or not you have valued the services contributed by Mrs. Inga Cebanu and
        what consideration you gave to recording the value of the services as contributed
        capital. Refer to SAB Topic 5:T.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Karen Batcher, Esq.
        Synergen Law Group